Exhibit 99.1

BaiyA International Group Inc.

NOTICE OF 2025 extraordinary GENERAL MEETING

To be held on November 28, 2025

Notice is hereby given that the 2025 extraordinary general meeting (the “Meeting”) of Baiya International Group Inc. (the “Company”), a Cayman Islands exempted company with limited liability, will be held at Room 18022, Floor 18, 112 W. 34th Street, New York, NY 10120 on November 28, 2025 at 10:45 A.M. ET for the purpose of shareholders considering and if thought fit passing the following resolutions:

RESOLUTION 1:

It is resolved as an ordinary resolution that, with effect upon approval by the NASDAQ Stock Market,

(a)	all the authorised, issued and unissued Class A Ordinary Shares be consolidated at a 25:1 ratio (the Share Consolidation), such that every twenty-five (25) issued and unissued existing Class A ordinary shares of US$0.0001 par value each be consolidated into one Class A ordinary share of a par value of US$0.0025 each (the Consolidated Class A Ordinary Shares), such Consolidated Class A Ordinary Shares shall rank pari passu in all respect with each other, so that following the Share Consolidation, the authorised share capital of the Company shall become US$180,000 divided into (i) 64,000,000 Class A Ordinary Shares of par value US$0.0025 each, (ii) 100,000,000 Class B Ordinary Shares of par value US$0.0001 each and (iii) 100,000,000 Preferred Shares of par value US$0.0001 each; and

(b)	all fractional entitlements to the issued Consolidated Class A Ordinary Shares resulting from the Share Consolidation will not be issued to the shareholders of the Company and instead, any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number.

RESOLUTION 2:

It is resolved as a special resolution that the Company adopt the fifth amended and restated memorandum and articles of association of the Company (the Fifth Amended M&AA) in the form attached as Annex A to the Notice of Meeting in its entirety and in substitution for, and to the exclusion of, the existing memorandum and articles of association of the Company with immediate effect (Charter Amendment), to reflect the revised authorized share capital upon effectiveness of the Share Consolidation.

RESOLUTION 3:

It is resolved as an ordinary resolution that any one or more of the directors and officers of the Company be and is hereby authorized to do all such acts and things and execute all such documents and deliver all such documents, which are ancillary to the Share Consolidation, the Charter Amendment and the adoption of the Fifth Amended M&AA, including but not limited to, making any relevant registrations and filings with any authorities in accordance with the applicable laws, rules and regulations, as any of them considers necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Consolidation; the registered office provider of the Company be instructed to make all necessary filings with the Registrar of Companies of the Cayman Islands in connection with the Share Consolidation; and the Company’s transfer agent be instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director of the Company be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly.

RESOLUTION 4:

It is resolved as an ordinary resolution that the Meeting be adjourned to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing resolutions.

The Board of Directors has fixed the close of business on October 22, 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

A shareholder who is entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote instead of that shareholder. Such proxyholder need not be a member.

By Order of the Board of Directors,

Baiya International Group Inc.

/s/ Siyu Yang
Siyu Yang
President and Chief Executive Officer
October 23, 2025

A form of proxy has been included with this Notice.

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE MEETING IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairperson will be appointed as your proxy.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favor of the resolutions to be proposed at the Meeting unless revoked prior to the Meeting or the shareholder attends the Meeting in person or executes a specific proxy.

3	A form of proxy for use at the Meeting is enclosed. Whether or not you propose to attend the Meeting in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at Room 18022, Floor 18, 112 W. 34th Street, New York, NY 10120 by email to maggie@biyainc.com, in each case marked for the attention of Baiya International Group Inc., not later than 48 hours before the time for the holding of the Meeting or adjourned Meeting in accordance with the Articles of Association of the Company. Returning the completed form of proxy will not preclude you from attending the Meeting and voting in person if you so wish.

4	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.

5	A shareholder holding more than one share entitled to attend and vote at the Meeting need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

6	The quorum for the Meeting is one or more shareholders holding shares that represent at least one-third of the outstanding shares carrying the right to vote at such general meeting.

7	“Ordinary Resolution” means a resolution of a duly constituted general meeting of the Company passed by a simple majority of the votes cast by, or on behalf of the shareholders entitled to vote, and includes a written resolution passed by the requisite majority.

8	“Special Resolution” means a resolution of a duly constituted general meeting of the Company passed by a majority of at least two-thirds of the shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given, and includes a unanimous written resolution.

9	If the proxy is returned without an indication as to how the proxy shall vote, the proxy will vote in favor of each resolution.

10	This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorized for that purpose.

11	Any alterations made to this form must be initialed by you.

12	Voting will be conducted on a poll.

Appendix I

Baiya International Group Inc.

(the “Company”)

Proxy Form

I/We1	________________________________________________________

of	________________________________________________________

being a shareholder/shareholder(s) of the Company and the holder/holders of

___________________________________________________(number and class of shares)

appoint as my/our proxy[2]

________________________________________________________

of	________________________________________________________

at the 2025 extraordinary general meeting of the Company to be held at Room 18022, Floor 18, 112 W. 34th Street, New York, NY 10120 on November 28, 2025 at 10:45 A.M. ET and at any adjournment of that meeting.

Please indicate with a tick mark in the spaces opposite to the resolution how you wish the proxy to vote on your behalf. In the absence of any such indication, the proxy may vote for or against the resolutions or may abstain at his/her discretion.

[1]	Full name(s) and address(es) to be inserted in block letters.
[2]	Insert name and address of the desired proxy in the spaces provided.

Resolutions:		For	Against	Abstain
1.

It is resolved as an ordinary resolution that, with effect upon approval by the NASDAQ Stock Market,

(c)   all the authorised, issued and unissued Class A Ordinary Shares be consolidated at a 25:1 ratio (the Share Consolidation), such that every twenty-five (25) issued and unissued existing Class A ordinary shares of US$0.0001 par value each be consolidated into one Class A ordinary share of a par value of US$0.0025 each (the Consolidated Class A Ordinary Shares), such Consolidated Class A Ordinary Shares shall rank pari passu in all respect with each other, so that following the Share Consolidation, the authorised share capital of the Company shall become US$180,000 divided into (i) 64,000,000 Class A Ordinary Shares of par value US$0.0025 each, (ii) 100,000,000 Class B Ordinary Shares of par value US$0.0001 each and (iii) 100,000,000 Preferred Shares of par value US$0.0001 each; and

(d)   all fractional entitlements to the issued Consolidated Class A Ordinary Shares resulting from the Share Consolidation will not be issued to the shareholders of the Company and instead, any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number.

		☐	☐	☐
2.	It is resolved as a special resolution that the Company adopt the fifth amended and restated memorandum and articles of association of the Company (the Fifth Amended M&AA) in the form attached as Annex A to the Notice of Meeting in its entirety and in substitution for, and to the exclusion of, the existing memorandum and articles of association of the Company with immediate effect (Charter Amendment), which reflects the revised authorized share capital following the Share Consolidation.	☐	☐	☐
3.

It is resolved as an ordinary resolution that any one or more of the directors and officers of the Company be and is hereby authorized to do all such acts and things and execute all such documents and deliver all such documents, which are ancillary to the Share Consolidation, the Charter Amendment and the adoption of the Fifth Amended M&AA, including but not limited to, making any relevant registrations and filings with any authorities in accordance with the applicable laws, rules and regulations, as any of them considers necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Consolidation; the registered office provider of the Company be instructed to make all necessary filings with the Registrar of Companies of the Cayman Islands in connection with the Share Consolidation; and the Company’s transfer agent be instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director of the Company be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly.

		☐	☐	☐
4.

It is resolved as an ordinary resolution that the Meeting be adjourned to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing resolutions.

Dated           2025

Executed by:

__________________________________

Signature of shareholder Name of Authorized Officer/Attorney: ________________________[3]

[3]	To be completed if the shareholder is a corporation – please insert name of authorized officer/attorney signing on behalf of the corporate shareholder.

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